OWENS CORNING

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614

EMAIL: kelly.schmidt@owenscorning.com

KELLY J. SCHMIDT

VICE PRESIDENT AND CONTROLLER

September 21, 2020

CORRESPONDENCE VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

        Attention: SiSi Cheng

   Anne Mcconnell

Re:	Owens Corning

Form 10-K for the Period Ended December 31, 2019

Filed February 19, 2020

Form 10-Q for the Period Ended June 30, 2020

Filed July 29, 2020

File No. 001-33100

Ladies and Gentlemen:

Owens Corning, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 8, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on February 19, 2020 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed on July 29, 2020.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-Q for the period ended June 30, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates

Impairment of Assets, page 48

Securities and Exchange Commission

September 21, 2020

1.

We note you recorded a non-cash impairment charge of $944 million in the first quarter of 2020 related to goodwill allocated to your Insulation reporting unit. We also note this reporting unit has goodwill of $514 million remaining and there continues to be uncertainty surrounding the macroeconomic factors for the reporting unit that increase the likelihood of an additional future impairment. In order to allow investors to more fully assess the estimates and assumptions underlying the impairment analysis you performed, please revise future filings to quantify the most significant assumptions used in your analysis and disclose and discuss the potential impact of changes in those assumptions on the estimated fair value of this reporting unit.

Response:

We acknowledge the Staff’s comment regarding the quantification of the most significant assumptions used in our goodwill impairment analysis to allow investors to more fully assess the estimates and assumptions underlying the impairment analysis.

In an effort to further enhance our disclosure and in response to the Staff’s comment we propose to revise our future filings similar to the following and as applicable in the event that the fair value of a reporting unit does not substantially exceed its carrying value in an annual or interim impairment test (shown below in bold). As our ongoing assessment in the second quarter did not identify any impairment indicators for any reporting units, a goodwill impairment fair value analysis was not performed as of June 30, 2020. As such, the proposed disclosure below is modeled after our most recent annual goodwill impairment assessment included in our 2019 Form 10-K. The proposed disclosure is for illustrative purposes to reflect our proposed revisions for our next annual or interim goodwill impairment test:

Form 10-K for the Period Ended December 31, 2019

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Impairment of Assets, page 32

As part of our quantitative testing process for goodwill of the Insulation reporting unit, we estimated fair values using a discounted cash flow approach from the perspective of a market participant. Significant assumptions used in the discounted cash flow approach are revenue growth rates and EBIT margins used in estimating discrete period cash flow forecasts of the reporting unit, the discount rate, and the long-term revenue growth rate and EBIT margins used in estimating the terminal business value. The cash flow forecasts of the reporting unit are based upon management’s long-term view of our markets and are the forecasts that are used by senior management and the Board of Directors to evaluate operating performance. The discount rate utilized is management’s estimate of what the market’s weighted average cost of capital is for a company with a similar debt rating and stock volatility, as measured by beta. The terminal business value is determined by applying the long-term growth rate to the latest year for which a forecast exists. As part of our goodwill quantitative testing process, the Company evaluates whether there are reasonably likely changes to management’s estimates that would have a material impact on the results of the goodwill impairment testing.

Securities and Exchange Commission

September 21, 2020

As of October 1, 2019, the date of our most recent goodwill impairment test, for the Insulation reporting unit, no impairment of goodwill existed. Testing did indicate that the business enterprise value for the Insulation reporting unit exceeded its carrying value by approximately 10%. There is uncertainty surrounding the macroeconomic factors that could increase the likelihood of an additional future impairment for this reporting unit. The most significant assumptions used in our analysis to determine the fair value of the Insulation reporting unit are the discount rate and long-term growth rate. Assuming all other assumptions remain constant, a 50 basis point increase in the selected discount rate of 8.7% would decrease the fair value of the Insulation reporting unit by approximately 7%, and a 50 basis point decrease in the selected long-term growth rate of 2.0% would decrease the fair value of the Insulation reporting unit by approximately 6%.

2.

We note you recorded a non-cash impairment charge of $43 million in the first quarter of 2020 related to certain indefinite-lived trademarks and trade names used by your Insulation segment. Please revise future filings to address the following, to the extent applicable and material:

•	Quantify the remaining carrying values of the trade name and trademark you impaired; and

•	Quantify the carrying values of intangible assets in your Insulation segment and Composites segment that are at increased risk for future impairment.

Response:

We acknowledge the Staff’s comment regarding the carrying values of the trade name and trademarks we impaired and identification of indefinite-lived intangible assets that are at an increased risk of future impairment to allow investors to more fully assess the risks and uncertainties related to our intangible assets. As it relates to indefinite-lived intangible assets, there are no such assets that are solely-used by the Composites segment. In consideration of the Staff’s comment, we propose to revise our future filings similar to the following and as applicable to the extent that we have identified material indefinite-lived intangible assets that are at an increased risk for future impairment (the changes from our current disclosure are shown in bold):

Form 10-Q for the Period Ended June 30, 2020

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Impairment of Assets, page 49

Second Quarter of 2020 Indefinite-lived Intangible Asset Impairment Indicator Assessment

Securities and Exchange Commission

September 21, 2020

During the second quarter of 2020, the Company performed its quarterly assessment to identify any potential impairment indicators for each of its indefinite-lived intangible assets. Among qualitative and quantitative factors considered, management reviewed key assumptions and information, including updated macroeconomic indicators that impact the markets we serve and financial forecast information for each reporting unit. After evaluating and weighing all relevant events and circumstances, the Company did not identify any impairment indicators for any of its indefinite-lived intangible assets during the second quarter of 2020 and determined that it was not more likely than not that the carrying value of any of its indefinite-lived intangible assets exceeded their respective fair values. Consequently, we determined that it was not necessary to perform an interim impairment test for any indefinite-lived intangible assets. We will continue to monitor the impacts of the COVID-19 pandemic on the Company and significant changes in key assumptions that could result in future period impairment charges.

There are two indefinite-lived intangible assets that are at an increased risk of impairment, both of which are used by our Insulation segment and were partially impaired in the first quarter of 2020. A change in the estimated long-term revenue growth rate or increase in the discount rate assumption could increase the likelihood of a future impairment. These affected assets had an aggregate carrying value of $250 million as of June 30, 2020.

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 419.248.5614.

Very truly yours,

/s/ Kelly J. Schmidt

Kelly J. Schmidt Vice President and Controller